

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

July 21, 2007

<u>**Via Facsimile (972.3.607.4422)**</u>

Adva Bitan, Adv.
Dr. Shachar Hadar, Adv.
Gross, Kleinhendler, Hodak, Berkman & Co.
One Azrieli Center
Tel Aviv 67021, Israel

Re: Optibase Ltd.
Schedule TO-T filed July 6, 2007
Schedules TO-T/A filed July 19, 2007
File No. 005-81571

Dear Ladies and Gentlemen:

We have the following comments on the above referenced filings. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

<u>General</u>

Schedule TO-T filed by Optibase Ltd.
c/o Gross, Kleinhendler, Hodak, Berkman & Co.
SEC Comment Letter dated July 21, 2007
Page 2

1. Explain to us the manner in which the bidder proceeded to disseminate the disclosure required by Regulation 14D. Please provide to us a brief legal analysis in support of the apparent view that such method was compliant with Rule 14d-4. We note, for example, a summary advertisement was apparently not published in a newspaper of national circulation.

14. Conditions to the Offer

2. The disclosure indicates that payment may be delayed if certain conditions have not been satisfied and that the offer conditions are ongoing rights that may be asserted at any time from time to time. Please revise the first and last paragraphs to remove the implication that certain unspecified offer conditions may survive the expiration date of the tender offer. As the bidder is seemingly aware, no conditions to the offer, other than those conditions dependent upon the receipt of government approvals, may be satisfied or waived following offer expiration.

3. The disclosure indicates a failure at any time to exercise any of the rights shall not be deemed a waiver of any such right. Please note that when a condition is triggered and the bidders decide to proceed with the offer, we believe that this decision constitutes a waiver of the triggered condition. Please revise the Offer to Purchase to remove the implication that bidders reserve the right to proceed with the offer without disclosing the waiver of conditions. In addition, please confirm that the bidders are aware that five business days need to remain in an offer period following the waiver of a material condition.

4. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Advise us what right is being protected by stating the conditions may be asserted "regardless of the circumstances giving rise to any such conditions." The bidders, through their action or inaction, also are not permitted to engage in conduct that would result in the triggering of an offer condition under Section 14(e). Please revise to remove the implication that the bidders reserve the right to conduct an illusory offer.

5. Explain to us the purpose of the language that any determination by the Purchaser concerning the events described in the conditions "shall be final and binding upon all parties." Disclose, if true, that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge the bidder's determinations.

Closing Comments

        As appropriate, please amend your filings promptly to comply with our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please

Schedule TO-T filed by Optibase Ltd.
c/o Gross, Kleinhendler, Hodak, Berkman & Co.
SEC Comment Letter dated July 21, 2007
Page 3

electronically file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the bidder acknowledging that:

·   the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings. Please direct any questions to me at 202. 551.3266.

Very truly yours,

Nicholas P. Panos
Special Counsel
Office of Mergers & Acquisitions